File No. 812-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________________

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO
SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940
AND AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE ACT FROM SECTION 17(a) OF THE ACT
___________________________________________________________________

Allianz Life Insurance Company of North America
Allianz Life Variable Account A
Allianz Life Variable Account B
5701 Golden Hills Dr.
Minneapolis, MN 55416-1297
___________________________________________________________________

Allianz Life Insurance Company of New York
Allianz Life of NY Variable Account C
One Chase Manhattan Plaza, 37th Floor
New York, NY 10005-1423
___________________________________________________________________

PIMCO Equity Series VIT
840 Newport Center Drive
Newport Beach, CA 92660
___________________________________________________________________

Communications, Notice, and Order to:

Erik T. Nelson, Esq. Allianz Life Insurance Company of North America 5701 Golden Hills Drive Minneapolis, MN 55416-1297	H. Bernt von Ohlen, Esq. Allianz Life Insurance Company of New York 5701 Golden Hills Drive Minneapolis, MN 55416-1297

September 9, 2010

Page 1 of 52 pages (including Exhibits at page 47)

UNITED STATES OF AMERICA
Before The
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

ALLIANZ LIFE INSURANCE COMPANY
 OF NORTH AMERICA
ALLIANZ LIFE VARIABLE ACCOUNT A
ALLIANZ LIFE VARIABLE ACCOUNT B

And

ALLIANZ LIFE INSURANCE COMPANY
 OF NEW YORK
ALLIANZ LIFE OF NY VARIABLE
 ACCOUNT C

And

PIMCO EQUITY SERIES VIT

 (File No. 812-_____)
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE ACT FROM SECTION 17(a) OF THE ACT

Allianz Life Insurance Company of North America (“Allianz Life”) and Allianz Life Insurance Company of New York (“Allianz NY”) (together the “Insurance Company Applicants”), and their respective separate accounts Allianz Life Variable Account A, Allianz Life Variable Account B, and Allianz Life of NY Variable Account C (collectively with the Insurance Company Applicants, the “Applicants”), and the PIMCO Equity Series VIT (the “PIMCO EqS VIT” and collectively with the Applicants, the “Section 17 Applicants”), hereby submit this application (the “Application”) for an Order of the United States Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution of certain securities (the “Substitution”) issued by the Franklin Templeton Variable Insurance Products Trust (“FTVIPT”) and held by Allianz Life Variable Account A (“Allianz Account A”), Allianz Life Variable Account B (“Allianz Account B”), or Allianz Life of NY Variable Account C (“Allianz Account C”) (collectively, the “Separate Accounts” or the “Separate Account Applicants”) to support certain individual variable annuity and variable life insurance contracts (the “Contracts”) issued by Allianz Life and Allianz NY.

The Section 17 Applicants also request an order of the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the Substitution through in-kind purchases and sales of shares of the PIMCO EqS Pathfinder PortfolioTM (the “Replacement Fund”).
                The Applicants propose to substitute certain classes of shares of the Replacement Fund for the corresponding class of shares of the Mutual Global Discovery Securities Fund (the “Replaced Fund”) currently held by the Separate Accounts, as shown in the table below.

The Replacement Fund and the Replaced Fund (each a “Fund” and collectively the “Funds”)

Replacement Fund (Investment Adviser)	Share Classes	Replaced Fund (Investment Adviser)	Share Classes
PIMCO EqS Pathfinder PortfolioTM (Pacific Investment Management Company LLC or “PIMCO”)	Institutional Class Advisor Class*	Mutual Global Discovery Securities Fund (Franklin Mutual Advisers, LLC)	Class 1 Class 2*

*	A distribution (12b-1) fee is assessed against assets attributable to this class of shares at the annual rate of 0.25% of the average daily net assets attributable to the class.

I.           STATEMENT OF FACTS

A.           The Replacement Fund

The Replacement Fund is a series of the PIMCO EqS VIT, a Delaware statutory trust. The PIMCO EqS VIT is registered as an open-end management investment company under the 1940 Act (File No. 811-22376)1 and its shares are registered as securities under the Securities Act of 1933, as amended (the “1933 Act”) (File No. 333-164078).
                Shares of the Replacement Fund are sold to separate accounts of Allianz Life and Allianz NY for the purpose of funding variable annuity contracts and variable life insurance policies. The Replacement Fund is managed by PIMCO, an affiliate of the Insurance Company Applicants. PIMCO is registered as an investment adviser with the Commission pursuant to the Investment Advisers Act of 1940 (the “Advisers Act”) (File No. 801-48187). PIMCO’s principal business address is 840 Newport Center Drive, Newport Beach, CA 92660. Organized in 1971, PIMCO

1 Pursuant to Rule 0-4 under the 1940 Act, this file and other files cited herein are incorporated by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

provides investment management and advisory services to private accounts of institutional and individual clients and to mutual funds. As of December 31, 2009, PIMCO had approximately $1 trillion in assets under management.
                 The Replacement Fund commenced operations on April 14, 2010, and had no assets at December 31, 2009.
                 Institutional Class shares and Advisor Class shares are substantially identical, except that Institutional Class shares are not assessed a 12b-1 fee, while Advisor Class shares are assessed a 12b-1 fee at an annual rate of 0.25% of average daily net assets attributable to Advisor Class shares, which is the maximum 12b-1 fee permitted under the Replacement Fund’s Distribution Plan. Institutional Class shares are available only to owners of certain Contracts that are no longer offered for sale. Advisor Class shares are available to owners of various Contracts, including Contracts that are no longer offered for sale and Contracts currently offered for sale. Both Institutional Class and Advisor Class shares are included in the proposed Substitution.
B.           The Replaced Fund
               The Replaced Fund is a series of FTVIPT, a Delaware statutory trust. FTVIPT is registered as an open-end management investment company under the 1940 Act (File No. 811-05583), and its shares are registered as securities under the 1933 Act (File No. 033-23493). The Replaced Fund is managed by Franklin Mutual Advisers, LLC, which is not an affiliate of the Insurance Company Applicants.
               The following table shows the inception date and net assets at December 31, 2009, for each class of shares of the Replaced Fund:

Replaced Fund	Inception Date	Net Assets at December 31, 2009
Mutual Global Discovery Securities Fund
Class 1	11/8/1996	$86.8 million*
Class 2	1/6/1999	$1.31 billion**

*	As of December 31, 2009, approximately 99.8% of the assets in Class 1 of the Replaced Fund would have been transferred to Institutional Class of the Replacement Fund.

**	As of December 31, 2009, approximately 35.7% of the assets in Class 2 of the Replaced Fund would have been transferred to Advisor Class of the Replacement Fund.

Class 1 and Class 2 shares of the Replaced Fund are currently available under certain Contracts issued by the Insurance Company Applicants. Class 1 and Class 2 shares are substantially identical, except that Class 1 shares are not assessed a 12b-1 fee while Class 2 shares are assessed a 12b-1 fee at an annual rate of 0.25% of average daily net assets attributable to Class 2 shares. Class 1 shares are available only to owners of certain Contracts that are no longer offered for sale. Class 2 shares are available to owners of various Contracts, including Contracts that are no longer offered for sale and Contracts currently offered for sale. Both Class 1 and Class 2 shares are included in the proposed Substitution.
C.           The Proposed Substitution
                See Appendix A to the Application for a table that identifies the availability of the Replaced Fund under each of the Contracts issued by the Insurance Company Applicants.
               Substitution for shares of the Replaced Fund which are not assessed 12b-1 fees:
Subaccounts investing in Class 1 shares of the Replaced Fund and Institutional Class shares of the Replacement Fund are available only to owners of certain Contracts that are no longer offered for sale by the Insurance Company Applicants. Pursuant to the proposed Substitution, the Insurance Company Applicants will replace shares of subaccounts investing in Class 1 shares of the Replaced Fund on the date of the Substitution with Institutional Class shares of the Replacement Fund.
Substitution for shares of the Replaced Fund which are assessed 12b-1 fees:
Subaccounts investing in Class 2 shares of the Replaced Fund and Advisor Class shares of the Replacement Fund are available to owners of various Contracts, including Contracts that are no longer offered for sale and Contracts currently offered for sale by the Insurance Company Applicants. Pursuant to the proposed Substitution, the Insurance Company Applicants will replace shares of subaccounts investing in Class 2 shares of the Replaced Fund on the date of the Substitution with Advisor Class shares of the Replacement Fund.
It is currently anticipated that the Substitution will occur as soon as practicable following receipt of the Order of the Commission requested herein (the “Substitution Date”). After the Substitution Date, subaccounts investing in the Replaced Fund will no longer be available under the Contracts to any contract owner.

D.           Insurance Company Applicants
1.           Allianz Life Insurance Company of North America
Allianz Life is a stock life insurance company organized under the laws of the state of Minnesota in 1896. Allianz Life offers fixed and variable annuities and individual life insurance. Allianz Life is licensed to do direct business in 49 states and the District of Columbia. Allianz Life is a subsidiary of Allianz SE, a “Societas Europaea” or European stock corporation. Allianz SE is one of the world’s largest insurance and financial services companies. Allianz SE is headquartered in Munich, Germany, and has operations in more than 70 countries. At December 31, 2009, Allianz Life had assets of approximately $88.8 billion. The principal offices of Allianz Life are located at 5701 Golden Hills Drive, Minneapolis, MN 55416-1297.
           2.           Allianz Life Insurance Company of New York
Allianz NY is a stock life insurance company organized under the laws of the state of New York on September 21, 1982. Allianz NY offers fixed and variable annuities. Allianz NY is licensed to do direct business in six states, including New York and the District of Columbia. Allianz NY is a subsidiary of Allianz Life. At December 31, 2009, Allianz NY had assets of approximately $1.2 billion. Its principal offices are located at One Chase Manhattan Plaza, 38th Floor, New York, NY 10005.
E.           The Separate Account Applicants
Allianz Life is the depositor and sponsor of Allianz Account A and Allianz Account B, and Allianz NY is the depositor and sponsor of Allianz Account C, as those terms have been interpreted by the Commission with respect to variable annuity and variable life insurance separate accounts. Each of the Separate Account Applicants meets the definition of a “separate account” in Rule 0-1(e) under the 1940 Act. Under the terms of the Contracts, the assets of each Separate Account Applicant, equal to the reserves and other Contract liabilities with respect to that Separate Account Applicant, are not chargeable with liabilities arising out of any other business that its Insurance Company Applicant depositor may conduct. The income, and gains and losses, realized or unrealized, from the assets allocated to each subaccount of each Separate Account Applicant will be credited to or charged against that subaccount without regard to other income, gains, or losses of its Insurance Company Applicant depositor.

1.           Allianz Life Variable Account A
Allianz Account A is a segregated asset account of Allianz Life. Allianz Account A was established by Allianz Life on May 31, 1985, under Minnesota insurance laws. Allianz Account A is used to fund certain variable life insurance policies issued by Allianz Life. Allianz Account A is divided into a number of subaccounts, each of which invests in and reflects the investment performance of a specific underlying registered investment company or portfolio thereof (each an “Investment Option”). Allianz Account A is registered as a unit investment trust under the 1940 Act (File No. 811-04965). Allianz Life is the legal owner of the assets in Allianz Account A. Allianz Life does not currently issue any new Contracts that allow contract owners to invest in any of the subaccounts of Allianz Account A.
2.           Allianz Life Variable Account B
Allianz Account B is a segregated asset account of Allianz Life. Allianz Account B was established by Allianz Life on May 31, 1985, under Minnesota insurance laws. Allianz Account B is used to fund certain variable annuity contracts issued by Allianz Life. Allianz Account B is divided into a number of subaccounts, each of which invests in and reflects the investment performance of a specific Investment Option. Allianz Account B is registered as a unit investment trust under the 1940 Act (File No. 811-05618). Allianz Life is the legal owner of the assets in Allianz Account B.
3.           Allianz Life of NY Account C
Allianz Account C is a segregated asset account of Allianz NY. Allianz Account C was established by Allianz NY on February 26, 1988, under New York insurance laws. Allianz Account C is used to fund certain variable annuity contracts issued by Allianz NY. Allianz Account C is divided into a number of subaccounts, each of which invests in and reflects the investment performance of a specific Investment Option. Allianz Account C is registered as a unit investment trust under the 1940 Act (File No. 811-05716). Allianz NY is the legal owner of the assets in Allianz Account C.
F.	The Contracts
               The Contracts are variable annuity contracts and variable life insurance policies. Allianz Life currently issues individual deferred variable annuity contracts and has previously issued immediate variable annuity contracts and variable life insurance policies. Allianz NY issues individual deferred variable annuity contracts offered for sale in New York.
Allianz Life Financial Services, LLC (“Allianz Life Financial”), a Minnesota limited liability company and a wholly owned subsidiary of Allianz Life, serves as the principal underwriter of the Contracts. Allianz Life Financial is located at 5701 Golden Hills Drive, Golden Valley, MN 55416. Allianz Life Financial is registered as a broker dealer with the Commission under the Securities Exchange Act of 1934 (the “1934 Act”) as well as with the securities commissions in the states in which it operates. Allianz Life Financial does not itself sell the Contracts on a retail basis. Rather, Allianz Life Financial enters into selling agreements with other broker-dealers registered under the 1934 Act for the sale of the Contracts (selling firms). These selling firms include third party broker/dealers and Questar Capital Corporation, an affiliated broker/dealer.
Currently, Allianz Life has no effective registration statements for Contracts sponsored by Allianz Account A. The table below shows effective registration statements with the Commission for Contracts sponsored by Allianz Account B that offer the Replaced Fund as an Investment Option:

Separate Account	Registration No.	Contract Name	Type of Contract	Number of Investment Options
Allianz Account B	333-82329	Allianz Alterity(2)	Variable Deferred Annuity	67
Allianz Account B	333-145866	Allianz Connections(2)	Variable Deferred Annuity	52
Allianz Account B	333-90260	Allianz High Five(2)	Variable Deferred Annuity	61
Allianz Account B	333-120181	Allianz High Five L(2)	Variable Deferred Annuity	57
Allianz Account B	333-95729	Allianz Rewards(2)	Variable Deferred Annuity	66
Allianz Account B	333-139701	Allianz Vision(2)	Variable Deferred Annuity	52
Allianz Account B	33-23035	Valuemark II(1)	Variable Deferred Annuity	62
Allianz Account B	333-06709	Valuemark IV(1)	Variable Deferred Annuity	62

In addition, Allianz Life has the following registration statements that are effective, but no longer updated for eleven Contracts sponsored by Allianz Account A and Allianz Account B (the “A and B Great Wested Contracts”). Although the A and B Great Wested Contracts are no longer offered for sale, they do offer the Replaced Fund as an Investment Option:

Separate Account	Registration No.	Contract Name	Type of Contract	Number of Investment Options
Allianz Account B	333-126217	Allianz Custom Income(2)	Variable Deferred Annuity	28
Allianz Account B	333-134267	Allianz Elite(2)	Variable Deferred Annuity	49
Allianz Account A	33-11158	Allianz ValueLife(1)	Flexible Premium Variable Universal Life	32
Allianz Account B	333-111049	Allianz High Five Bonus(2)	Variable Deferred Annuity	57
Allianz Account B	333-63719	USAllianz Charter(2)	Variable Deferred Annuity	42
Allianz Account B	333-101812	USAllianz Charter II(2)	Variable Deferred Annuity	46
Allianz Account B	333-47886	USAllianz Dimensions(2)	Variable Deferred Annuity	38
Allianz Account A	333-60206	USAllianz LifeFund(2)	Flexible Premium Variable Universal Life	44
Allianz Account B	33-72046	Valuemark III(1)	Variable Deferred Annuity	62
Allianz Account B	33-76190	Valuemark Income Plus(1)	Variable Immediate Annuity	54
Allianz Account A	33-15464	Valuemark Life(1)	Single Premium Variable Life	32

Currently Allianz NY has the following effective registration statement with the Commission for one Contract sponsored by Allianz Account C that offers the Replaced Fund as an Investment Option:

Separate Account	Registration No.	Contract Name	Type of Contract	Number of Investment Options
Allianz Account C	333-143195	Allianz Vision NY(2)	Variable Deferred Annuity	52

In addition, Allianz NY has the following registration statements that are effective, but no longer updated for six Contracts sponsored by Allianz Account C (the “C Great Wested Contracts”). Although the C Great Wested Contracts are no longer offered for sale, they do offer the Replaced Fund as an Investment Option:

Separate Account	Registration No.	Contract Name	Type of Contract	Number of Investment Options
Allianz Account C	333-19699	Allianz Advantage NY(2)	Variable Deferred Annuity	65
Allianz Account C	333-105274	Allianz Charter II NY(2)	Variable Deferred Annuity	61
Allianz Account C	333-124767	Allianz High Five NY(2)	Variable Deferred Annuity	57
Allianz Account C	333-75718	Allianz Opportunity NY(2)	Variable Deferred Annuity	65
Allianz Account C	33-26646	Valuemark II NY(1)	Variable Deferred Annuity	32
Allianz Account C	333-19699	Valuemark IV NY(1)	Variable Deferred Annuity	47

(1)	Only Class 1 shares are available through this contract.
(2)	Only Class 2 shares are available through this contract.

See Appendix A to the Application for more information on the availability of the Replaced Fund under the Contracts.

              The Contracts allow contract owners to allocate premium and contract value among the subaccounts investing in a large number of Investment Options in a wide variety of asset categories that are managed by a large number of asset managers. The exact number of Investment Options available varies from Contract to Contract depending on when the Contracts were first offered, whether the Contracts are currently offered for sale, which separate account issued the Contract, product design, and other similar factors. The Contracts that are currently offered for sale offer at least 52 Investment Options. All of the Contracts offer at least 28 Investment Options. The number of Investment Options available in each of the Contracts affected by the Substitution is shown in the tables above.
The available Investment Options represent a wide variety of asset categories, including Short-Term Bonds, Specialty, Cash Equivalent, Intermediate-Term Bonds, High Yield Bonds, International Equity, Global Equity, Large Cap Value, Large Cap Growth, Large Cap Blend, Mid Cap, Small Cap, and six funds of funds with varying allocations of underlying equity funds and fixed income funds.
The available Investment Options are managed and/or subadvised by a wide variety of non-affiliated and affiliated asset managers. Of the Investment Options available through the Separate Accounts, 32 are managed by Allianz Investment Management LLC (“AZIM “), an affiliate of the Insurance Company Applicants (of these, six are funds of funds managed by AZIM, two are subadvised by asset managers that are affiliates of the Insurance Company Applicants, and 24 are subadvised by non-affiliates), nine are managed by other affiliates of the Applicants (including the Replacement Fund), and 25 are managed by asset managers that are not affiliates of the Applicants.
In addition, each of the Contracts offers contract owners one or more investment choices that reduce or eliminate principal fluctuation. These choices are in the form of a fixed account of the Allianz Life or Allianz NY general account and/or a money market Investment Option.
The Contracts provide for significant investment flexibility through permitted transfers of contract values among the Investment Options. In most instances, up to 12 transfers may be made during each year free of charge (the year is measured by the date of issuance of the Contract). Under the Contracts, the Insurance Company Applicants have reserved the right to charge a $25 fee (or the lesser of $25 or 2% of the amount transferred for certain Contracts) for each transfer in excess of 12 per Contract year. Since the Contracts are not designed for professional market timing organizations, or other persons using programmed, large, or frequent transfers, the

Insurance Company Applicants have reserved the right to restrict transfer activity that they determine to be excessive or inappropriate.
The two currently-offered Contracts that are part of the Substitution (Allianz Vision and Allianz Vision NY) have restrictions on the allocations that contract owners may make to the Investment Options if they select certain optional benefits. Under the Allianz Vision and Allianz Vision NY Contracts, allocations to certain Investment Options are limited from the date that certain benefits (i.e., Target Date Retirement, Investment Protector, Lifetime Plus Benefit, Income Protector) are added to the Contract. These restrictions also apply to the Allianz Connections Contract, which is not currently offered for sale. Under the Allianz Alterity and Allianz Rewards Contracts, which are not currently offered for sale, allocations and transfers to certain Investment Options are limited or prohibited when certain risk or volatility limits are exceeded. These restrictions also apply to the B Great Wested Contract, Allianz Elite. The Replacement Fund will replace the Replaced Fund in each Contract such that any limits on allocations and transfers with respect to the Replacement Fund will be the same as for the Replaced Fund.
Under the Contracts, the Insurance Company Applicants reserve the right, subject to regulatory approval, to substitute one of the Investment Options with another Investment Option after appropriate notice. Moreover, the Contracts permit the Insurance Company Applicants to limit allocation of purchase payments to one or more subaccounts that invest in an Investment Option. The prospectuses or statements of additional information for the Contracts also contain appropriate disclosure of these rights. Thus, subject to regulatory approval, the Contracts permit the Insurance Company Applicants to stop accepting purchase payments into one or more Investment Options and/or to substitute the shares representing an Investment Option held in a subaccount for the shares representing another Investment Option.
II.           REASONS FOR THE PROPOSED SUBSTITUTION
The proposed Substitution is due primarily to the fact that the Replacement Fund, which has the same investment objective and substantially similar investment strategies as the Replaced Fund, is managed by the same portfolio managers who previously managed the Replaced Fund. The Replacement Fund’s portfolio is jointly managed by Anne Gudefin and Charles Lahr. Ms. Gudefin and Mr. Lahr were hired by PIMCO at the end of 2009, to manage the Replacement Fund on its inception in April, 2010; they previously served as the co-lead portfolio managers of the Replaced Fund since 2007. As a result, the Replacement Fund now is managed by the same portfolio managers, and with substantially the same mandate and value-oriented style, as the Replaced Fund prior to the transition. The Replaced Fund, on the other hand, now is managed by a new portfolio management team.
The proposed Substitution also is part of an overall business plan of the Insurance Company Applicants to make their respective products more efficient to monitor and administer and more competitive (both in terms of new sales and the retention of existing business).  The Insurance Company Applicants believe that more concentrated and streamlined operations for Investment Options will result in increased operational and administrative efficiencies and economies of scale for the Insurance Company Applicants. Having added the Replacement Fund as an Investment Option to retain the ability for Contract Holders to invest in a value-oriented fund managed by Ms. Gudefin and Mr. Lahr, the Insurance Company Applicants believe that it would enhance operational and administrative efficiency to replace the Replaced Fund, which, with the same mandate and value-oriented style as the Replacement Fund, is a largely redundant Investment Option.
For these reasons and the reasons discussed below, the Applicants believe that substituting the Replacement Fund for the Replaced Fund is appropriate and in the best interests of the contract owners.
A.	Comparison of Mutual Global Discovery Securities Fund, Class 1 and Class 2 (Replaced Fund) and PIMCO EqS Pathfinder PortfolioTM, Institutional Class and Advisor Class (Replacement Fund)
                1.     Investment Objectives and Policies
The Insurance Company Applicants believe that the Replacement Fund is an appropriate replacement for the Replaced Fund because its investment objective is the same and its principal investment strategies are substantially the same as those of the Replaced Fund. The following chart sets out the investment objectives and principal investment strategies of the Replaced Fund and the Replacement Fund, as stated in their respective prospectuses.

Investment Objectives and Principal Investment Strategies
Mutual Global Discovery Securities Fund (Replaced Fund)	PIMCO EqS Pathfinder PortfolioTM (Replacement Fund)
Investment Objective
Capital appreciation.
Principal Investment Strategies
Under normal market conditions, the Fund invests primarily in equity securities (including securities convertible into, or that the manager expects to be exchanged for, common or

Investment Objective
The Portfolio seeks capital appreciation.
Principal Investment Strategies
The Portfolio seeks to achieve its investment objective by investing under normal circumstances in equity securities,

Investment Objectives and Principal Investment Strategies
Mutual Global Discovery Securities Fund (Replaced Fund)	PIMCO EqS Pathfinder PortfolioTM (Replacement Fund)
preferred stock) of U.S. and foreign companies that the manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value). Following this value-oriented strategy, the Fund invests primarily in:

• Undervalued Securities: Securities trading at a discount to intrinsic value.
And, to a lesser extent, the Fund also invests in:

• Risk Arbitrage Securities: Securities of companies involved in restructurings (such as mergers, acquisitions, consolidations, liquidations, spin-offs, or tender or exchange offers) or that the manager believes are cheap relative to an economically equivalent security of another or the same company.

• Distressed Companies: Securities of companies that are, or are about to be, involved in reorganizations, financial restructurings, or bankruptcy.
In pursuit of its value-oriented strategy, the Fund is not limited to pre-set maximums or minimums governing the size of the companies in which it may invest. However, as a general rule, the Fund invests the equity portion of its portfolio primarily to predominantly in mid and large capitalization companies with the remaining portion of its equity portfolio in smaller companies. For these purposes, mid and large capitalization companies are considered to be those with market capitalization values (share price multiplied by the number of shares of common stock outstanding) greater than $1.5 billion.
While the Funds generally purchase securities for investment purposes, the manager may seek to influence or control management, or invest in other companies that do so, when the manager believes a Fund may benefit.
The Fund expects to invest substantially and may invest up to 100% of its assets in foreign investments, which may include sovereign debt and participations in foreign government debt. The Fund presently does not intend to invest more than a portion of its assets in securities of emerging market countries.
The Fund may attempt, from time to time, to hedge (protect) against currency risks, largely using forward foreign currency exchange contracts and currency futures contracts (including currency index futures contracts) when, in the manager’s opinion, it would be advantageous to the Fund to do so. The Fund may also, from time to time, attempt to hedge against market risk using a variety of derivatives including common and preferred stock (and securities convertible into, or that PIMCO expects to be exchanged for, common or preferred stock), of issuers that PIMCO believes are undervalued. The Portfolio’s bottom-up value investment style attempts to identify securities that are undervalued by the market in comparison to PIMCO’s own determination of the company’s value, taking into account criteria such as asset value, book value and cash flow and earnings estimates.
When making investments, PIMCO evaluates the merits of each investment separately and there are no specific limitations on the value, asset size, earnings or industry classification of the Portfolio’s investments. The Portfolio may invest in securities issued by large capitalization, mid-capitalization and small-capitalization companies. The Portfolio generally considers large- and mid-cap companies to be those with market capitalizations greater than $1.5 billion. The Portfolio may invest, without limitation, in securities and instruments that are economically tied to foreign (non-U.S.) countries. The Portfolio may also invest in securities and instruments that are economically tied to emerging market countries.
The Portfolio may also invest in U.S. and non-U.S. sovereign government debt and other debt securities, including bank loans, that PIMCO selects on the basis of its determination of the security’s value and not necessarily based on the coupon rate or credit rating of the security. The debt investments of the Portfolio may include high yield securities (“junk bonds”) of any rating. The Portfolio may invest in the securities of distressed companies including defaulted securities, which typically involve investments in lower-rated debt securities and loans but may also include equity securities of distressed companies.
The Portfolio may engage in a risk arbitrage strategy to take advantage of a

Investment Objectives and Principal Investment Strategies
Mutual Global Discovery Securities Fund (Replaced Fund)	PIMCO EqS Pathfinder PortfolioTM (Replacement Fund)
(together, Hedging Instruments).
The Fund may also engage from time to time in an "arbitrage" strategy. When engaging in an arbitrage strategy, the Fund typically buys one security while at the same time selling short another security. The Fund generally buys the security that the manager believes is either cheap relative to the price of the other security or otherwise undervalued, and sells short the security that the manager believes is either expensive relative to the price of the other security or otherwise overvalued. In doing so, the Fund attempts to profit from a perceived relationship between the values of the two securities. The Fund generally engages in an arbitrage strategy in connection with an announced corporate restructuring, such as a merger, acquisition or tender offer, or other corporate action or event.
The Fund’s investments in Distressed Companies typically involve the purchase of bank debt, lower-rated or defaulted debt securities, comparable unrated debt securities, or other indebtedness (or participations in the indebtedness) of such companies. Such other indebtedness generally represents a specific commercial loan or portion of a loan made to a company by a financial institution such as a bank. Loan participations represent fractional interests in a company’s indebtedness and are generally made available by banks or other institutional investors. By purchasing all or a part of a company’s direct indebtedness, the Fund, in effect, steps into the shoes of the lender. If the loan is secured, the Fund will have a priority claim to the assets of the company ahead of unsecured creditors and stockholders. The Fund generally makes such investments to achieve capital appreciation, rather than to seek income.
A debt security obligates the issuer to the bondholders or creditors, both to repay a loan of money at a future date and generally to pay interest. The Fund may invest in convertible securities without regard to the ratings assigned by rating services.

perceived relationship between the value of two securities. Under an arbitrage strategy, the Portfolio may purchase one security while selling short another security. The security purchased is generally considered by PIMCO to be undervalued relative to the price of the security sold short, or the security sold short is generally considered to be overvalued relative to the price of the security purchased. Issuers of securities acquired pursuant to an arbitrage strategy may be engaged in certain types of corporate events, such as restructurings, acquisitions, mergers, takeovers, tender or exchange offers or liquidations. The Portfolio may attempt to hedge foreign currency exposure using foreign currency exchange contracts and other investments and may utilize derivative instruments to hedge against other market risks. The Portfolio may also invest in derivative instruments, such as options, futures contracts or swap agreements consistent with its investment objective. The Portfolio may purchase or sell securities on a when issued, delayed delivery or forward commitment basis and may engage in short sales. The Portfolio may also enter into reverse repurchase agreements and lend portfolio securities.
The Portfolio may purchase securities to seek to influence or control management of an issuer, or may invest in other companies that do so, when the portfolio managers believe such actions would benefit the Portfolio.

2.           Annual Fees and Expenses for the Fiscal Year Ended December 31, 2009
The following chart compares the management fees and the total operating expenses (before and after any waivers and reimbursements) for the year ended December 31, 2009, expressed as an annual percentage of average daily net assets, of the Replaced Fund and the Replacement Fund.

	Mutual Global Discovery Securities Fund		PIMCO EqS Pathfinder PortfolioTM
	Class 1	Class 2	Institutional Class	Advisor Class
Management Fee	0.80%	0.80%	1.10%	1.10%
Distribution (12b-1) Fees	0.00%	0.25%	0.00%	0.25%
Other Expenses	0.26%	0.26%	0.54%(1)	0.54%(1)
Acquired Fund Fees and Expenses	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses	1.06%	1.31%	1.64%	1.89%
Expense Reimbursement			(0.67)% (2) (3)	(0.67)% (2) (3)
Net Annual Fund Operating Expenses			0.97%	1.22%

(1)	“Other Expenses” reflect estimated organizational expenses for the Portfolio’s first fiscal year.

(2)
PIMCO has contractually agreed, through May 1, 2011, to reduce its supervisory and administrative fee, or reimburse the Portfolio, to the extent that organizational expenses and pro rata share of Trustees’ fees exceed 0.0049% of the Portfolio’s average net assets attributable to each class of shares, respectively. This Expense Limitation Agreement renews annually unless terminated by PIMCO upon at least 30 days’ notice prior to the end of the contract term. Under certain conditions, PIMCO may recoup amounts reduced or reimbursed in future periods.

(3)
PIMCO has contractually agreed, through May 1, 2012, to reduce its advisory fee by 0.13% of the average daily net assets of the Portfolio. This Fee Limitation Agreement renews annually unless terminated by PIMCO upon at least 30 days’ prior notice to the end of the contract term. Under certain conditions, PIMCO may recoup amounts reduced in future periods.

3.           Assets and Performance

Net Assets (Millions)
	At December 31, 2009		At December 31, 2008
	Class 1	Class 2	Class 1	Class 2
Mutual Global Discovery Securities Fund	$86.7	$1,309.9	$81.3	$1,113.7
PIMCO EqS Pathfinder Portfolio(1)	N/A	N/A	N/A	N/A

	Annual Total Returns
	2009		2008
	Class 1	Class 2	Class 1	Class 2
Mutual Global Discovery Securities Fund	23.63%	23.31%	(28.29)%	(28.45)%
PIMCO EqS Pathfinder Portfolio(1)	N/A	N/A	N/A	N/A

(1)	PIMCO EqS Pathfinder Portfolio commenced operations on April 14, 2010.

4.           Risks

Because the principal investment risks of the Replaced Fund and the Replacement Fund are substantially the same, the risk expectations of those contract owners with interests in the Replaced Fund will continue to be met after the Substitution. The following chart sets forth in detail the principal investment risks of the Replaced Fund and the Replacement Fund, as stated in their respective prospectuses:

Principal Investment Risks
Mutual Global Discovery Securities Fund (Replaced Fund)	PIMCO EqS Pathfinder PortfolioTM (Replacement Fund)
Stocks
Although this may not be the case in foreign markets, in the U.S. stocks, historically as a class, have outperformed other types of investments over the long term. Individual stock prices, however, tend to go up and down more dramatically. These price movements may result from factors affecting individual companies, industries, or securities markets. For example, a negative development regarding an individual company's earnings, management, or accounting practices may cause its stock price to decline, or a negative industry-wide event or broad-based market drop may cause the stock prices of many companies to decline.
Value Style Investing
Value securities may not increase in price as anticipated by the manager, and may even decline further in value, if other investors fail to recognize the company's value, or favor investing in faster-growing companies, or if the events or factors that the manager believes will increase a security’s market value do not occur.
The Fund's bargain-driven focus may result in the Fund choosing securities that are not widely followed by other investors. Securities that are considered "cheaply" priced also may include those of companies reporting poor earnings, companies whose share prices have declined sharply (such as growth companies that have recently stumbled to levels considered “cheap” in the manager’s opinion), turnarounds, cyclical companies, or companies emerging from bankruptcy, all of which may have a higher risk of being ignored or rejected, and therefore undervalued, by the market or losing more value.
Risk Arbitrage Securities and Distressed Companies
A merger or other restructuring, or a tender or exchange offer, proposed or pending at the time the Fund invests in Risk Arbitrage Securities may not be completed on the terms or within the time frame

Equity Risk
The values of equity securities, such as common stocks and preferred stocks, may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. Equity securities generally have greater price volatility than fixed income securities. These risks are generally magnified in the case of equity investments in distressed companies.
Value Investing Risk
Value investing attempts to identify companies that the portfolio managers believe to be undervalued. Value stocks typically have prices that are low relative to factors such as the company’s earnings, cash flow or dividends. A value stock may decrease in price or may not increase in price as anticipated by PIMCO if it continues to be undervalued by the market or the factors that the portfolio managers believe will cause the stock price to increase do not occur. A value investing style may perform better or worse than equity portfolios that focus on growth stocks or that have a broader investment style.
Foreign (Non-U.S.) Investment Risk
When the Portfolio invests in foreign (non-U.S.) securities, it may experience more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies. The securities markets of many foreign countries are relatively small, with a limited number of companies representing a small number of industries. Additionally, issuers of foreign securities are usually not subject to the same degree of regulation as U.S. issuers. Reporting, accounting

Principal Investment Risks
Mutual Global Discovery Securities Fund (Replaced Fund)	PIMCO EqS Pathfinder PortfolioTM (Replacement Fund)
contemplated, resulting in losses to the Fund. Debt obligations of Distressed Companies typically are unrated, lower-rated, in default or close to default. Also, securities of Distressed Companies are generally more likely to become worthless than the securities of more financially stable companies.
Foreign Securities
Investing in foreign securities, including securities of foreign governments, typically involves more risks than investing in U.S. securities. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations. These risks can increase the potential for losses in the Fund and affect its share price.
Currency exchange rates.   Foreign securities may be issued and traded in foreign currencies. As a result, their values may be affected by changes in exchange rates between foreign currencies and the U.S. dollar, as well as between currencies of countries other than the U.S. For example, if the value of the U.S. dollar goes up compared to a foreign currency, an investment traded in that foreign currency will go down in value because it will be worth fewer U.S. dollars.
To the extent the Fund does not hedge, or unsuccessfully hedges, its currency exposure, these currency exchange rate changes can have a disproportionate impact on the Fund’s performance, even accounting for most of the gain or loss in a particular period.
Political and economic developments.   The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for the Fund to vote proxies, exercise shareholder rights, and pursue legal remedies with respect to its foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of the Fund’s investments, in non-U.S. countries. These factors are extremely difficult, if and auditing standards of foreign countries differ, in some cases significantly, from U.S. standards. Also, nationalization, expropriation or confiscatory taxation, currency blockage, political changes or diplomatic developments could adversely affect the Portfolio’s investments in a foreign country. In the event of nationalization, expropriation or other confiscation, the Portfolio could lose its entire investment in foreign securities. Adverse conditions in a certain region can adversely affect securities of other countries whose economies appear to be unrelated. To the extent that the Portfolio invests a significant portion of its assets in a specific geographic region, the Portfolio will generally have more exposure to regional economic risks associated with foreign investments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers.
Emerging Markets Risk
Foreign investment risk may be particularly high to the extent that the Portfolio invests in emerging market securities that are economically tied to countries with developing economies. These securities may present market, credit, currency, liquidity, legal, political and other risks different from, or greater than, the risks of investing in developed foreign countries. Those securities may also be more volatile, less liquid and more difficult to value than securities of U.S. issuers.
Market Risk
The market price of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably. Securities may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets. The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. The value may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. During a general downturn in the securities markets, multiple asset classes may decline in value simultaneously. Equity securities generally have greater price volatility than fixed income securities.
Issuer Risk

Principal Investment Risks
Mutual Global Discovery Securities Fund (Replaced Fund)	PIMCO EqS Pathfinder PortfolioTM (Replacement Fund)
not impossible, to predict and take into account with respect to the Fund’s investments.
Trading practices.   Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign securities markets, currency markets, trading systems and brokers may be less than in the U.S. The procedures and rules governing foreign transactions and custody (holding of the Fund's assets) also may involve delays in payment, delivery or recovery of money or investments.
Availability of information.   Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies. Thus, there may be less information publicly available about foreign companies than about most U.S. companies.
Limited markets.   Certain foreign securities may be less liquid (harder to sell) and their prices may be more volatile than many U.S. securities. This means the Fund may at times be unable to sell foreign securities at favorable prices. In emerging markets, a previously established liquid securities market may become illiquid (temporarily or for longer periods of time) due to economic or political conditions.
Emerging markets.   The risks of foreign investments typically are greater in less developed countries, sometimes referred to as developing or emerging markets. For example, political and economic structures in these countries may be less established and may change rapidly. These countries also are more likely to experience high levels of inflation, deflation or currency devaluation, which can harm their economies and securities markets and increase volatility. In fact, short-term volatility in these markets and declines of 50% or more are not uncommon. Restrictions on currency trading that may be imposed by emerging market countries will have an adverse effect on the value of the securities of companies that trade or operate in such countries.
Smaller and Midsize Companies
While smaller and midsize companies may offer substantial opportunities for capital growth, they also involve substantial risks and should be considered speculative. Historically, smaller and midsize company securities have been more volatile in price than larger company securities, especially over the short term. Among the reasons for the

The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuers goods or services.
Interest Rate Risk
Interest rate risk is the risk that fixed income securities will decline in value because of an increase in interest rates. As nominal interest rates rise, the value of certain fixed income securities held by the Portfolio is likely to decrease. A nominal interest rate can be described as the sum of a real interest rate and an expected inflation rate. Fixed income securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations. Inflation-indexed bonds, including Treasury Inflation-Protected Securities, decline in value when real interest rates rise. In certain interest rate environments, such as when real interest rates are rising faster than nominal interest rates, inflation-indexed bonds may experience greater losses than other fixed income securities with similar durations.
Variable and floating rate securities generally are less sensitive to interest rate changes but may decline in value if their interest rates do not rise as much, or as quickly, as interest rates in general. Conversely, floating rate securities will not generally increase in value if interest rates decline. Inverse floating rate securities may decrease in value if interest rates increase. Inverse floating rate securities may also exhibit greater price volatility than a fixed rate obligation with similar credit quality. When the Portfolio holds variable or floating rate securities, a decrease (or, in the case of inverse floating rate securities, an increase) in market interest rates will adversely affect the income received from such securities and the net asset value of the Portfolio’s shares.
Credit Risk
The Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations. Securities are subject to varying degrees of credit risk, which are often reflected in credit ratings.
High Yield and Distressed Company Risk
The Portfolio’s investments in high yield securities

Principal Investment Risks
Mutual Global Discovery Securities Fund (Replaced Fund)	PIMCO EqS Pathfinder PortfolioTM (Replacement Fund)
greater price volatility are the less certain growth prospects of smaller and midsize companies, the lower degree of liquidity in the markets for such securities, and the greater sensitivity of smaller and midsize companies to changing economic conditions.
In addition, smaller and midsize companies may lack depth of management, be unable to generate funds necessary for growth or development, or be developing or marketing new products or services for which markets are not yet established and may never become established.
Credit
An issuer of debt securities may be unable to make interest payments and repay principal when due. Changes in an issuer's financial strength or in a security's credit rating may affect a security's value.
Lower-Rated and Unrated Debt Securities
Debt securities rated below investment grade, sometimes called "junk bonds," and the type of unrated debt securities purchased by the Fund, generally are considered to have more risk than higher-rated debt securities. They also may fluctuate more in price, and are less liquid than higher-rated debt securities. Their prices are especially sensitive to developments affecting the company's business and to ratings changes, and typically rise and fall in response to factors that affect the company's stock prices. Issuers of such lower-rated debt securities are not as strong financially, and are more likely to encounter financial difficulties and be more vulnerable to adverse changes in the economy, such as a recession or a sustained period of rising interest rates. The risk that the Fund may lose its entire investment in defaulted bonds is greater in comparison to investing in non-defaulted bonds. Purchasers of participations in indebtedness, such as the Fund, must rely on the financial institution issuing the participation to assert any rights against the borrower with respect to the underlying indebtedness. In addition, the Fund takes on the risk as to the creditworthiness of the bank or other financial intermediary, as well as of the company issuing the underlying indebtedness.
Hedging Instruments
The Fund, may attempt, from time to time, to hedge (protect) against currency risks, largely using forward foreign currency exchange contracts, where available and when, in the manager’s opinion, it would be advantageous to the Fund. A forward and unrated securities of similar credit quality (commonly known as junk bonds) and securities of distressed companies may be subject to greater levels of credit, issuer and liquidity risk than a portfolio that does not invest in such securities. Securities of distressed companies include both debt and equity securities. High yield securities and debt securities of distressed companies are considered predominately speculative with respect to the issuers continuing ability to make principal and interest payments. Issuers of high yield and distressed company securities may also be involved in restructurings or bankruptcy proceedings that may not be successful. An economic downturn or period of rising interest rates could adversely affect the market for these securities and reduce the Portfolio’s ability to sell these securities (liquidity risk). If the issuer of a debt security is in default with respect to interest or principal payments, the Portfolio may lose its entire investment.
Currency Risk
If the Portfolio invests directly in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, foreign (non-U.S.) currencies, or in derivatives that provide exposure to foreign (non-U.S.) currencies, it will be subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad. As a result, the Portfolio’s investments in foreign currency-denominated securities may reduce the returns of the Portfolio.
Liquidity Risk
Liquidity risk exists when particular investments are difficult to purchase or sell. The Portfolio’s investments in illiquid securities may reduce the returns of the Portfolio because it may be unable to sell the illiquid securities at an advantageous time or price. Additionally, the market for certain investments may become illiquid under adverse market or economic conditions independent of any specific adverse changes in the conditions of a

Principal Investment Risks
Mutual Global Discovery Securities Fund (Replaced Fund)	PIMCO EqS Pathfinder PortfolioTM (Replacement Fund)
foreign currency exchange contract is an agreement to buy or sell a specific currency at a future date and at a price set at the time of the contract. Forward foreign currency exchange contracts may reduce the risk of loss from a change in value of a currency, but they also limit any potential gains and do not protect against fluctuations in the value of the underlying position. For example, during periods when the U.S. dollar weakens in relation to a foreign currency the Fund's use of a currency hedging program will result in lower returns than if no currency hedging programs were in effect.
The Fund may also attempt, from time to time, to hedge against market risks by using derivative investments, which may include purchasing put options. A put option gives the purchaser of the option, upon payment of a premium, the right to sell, and the seller of the option the obligation to buy, the underlying instrument at the exercise price.
Illiquid Securities
The Fund may invest up to 15% of its net assets in illiquid securities, which are securities with a limited trading market. Illiquid securities may not be readily sold or may only be resold at a price significantly lower than if they were liquid.

particular issuer. In such cases, the Portfolio, due to limitations on investments in illiquid securities and the difficulty in purchasing and selling such securities or instruments, may be unable to achieve its desired level of exposure to a certain sector. To the extent that the Portfolio’s principal investment strategies involve foreign (non-U.S.) securities, derivatives or securities with substantial market and/or credit risk, the Portfolio will tend to have greater exposure to liquidity risk.
Leveraging Risk
Certain transactions may give rise to a form of leverage. Such transactions may include, among others, reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions. The use of derivatives may also create leveraging risk. To mitigate leveraging risk, PIMCO will segregate or earmark liquid assets or otherwise cover transactions that may give rise to such risk. The Portfolio also may be exposed to leveraging risk by borrowing money for investment purposes. Leveraging may cause the Portfolio to liquidate portfolio positions to satisfy its obligations or to meet segregation requirements when it may not be advantageous to do so. Leveraging, including borrowing, may cause the
Portfolio to be more volatile than if the Portfolio had not been leveraged. This is because leveraging tends to exaggerate the effect of any increase or decrease in the value of the Portfolio’s portfolio securities.
Management Risk The Portfolio is subject to management risk because it is an actively managed investment portfolio. PIMCO and each individual portfolio manager will apply investment techniques and risk analyses in making investment decisions for the Portfolio, but there can be no guarantee that these decisions will produce the desired results.
Additionally, legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the portfolio managers in connection with managing the Portfolio and may also adversely affect the ability of the Portfolio to achieve its investment objectives.
Small-Cap and Mid-Cap Company Risk
Investments in securities issued by small-capitalization and mid-capitalization companies involve greater risk than investments in large-capitalization companies. The value of securities

Principal Investment Risks
Mutual Global Discovery Securities Fund (Replaced Fund)	PIMCO EqS Pathfinder PortfolioTM (Replacement Fund)

issued by small- and mid-cap companies may go up or down, sometimes rapidly and unpredictably, due to narrower markets and more limited managerial and financial resources than large-cap companies. The Portfolio’s investments in small- and mid-cap companies may increase the volatility of the Portfolio’s portfolio.
Arbitrage Risk The Portfolio’s investments in securities purchased pursuant to an arbitrage strategy in order to take advantage of a perceived relationship between the value of two securities present certain risks. Securities purchased or sold short pursuant to an arbitrage strategy may not perform as intended, which may result in a loss to the Portfolio. Additionally, issuers of a security purchased pursuant to an arbitrage strategy are often engaged in significant corporate events, such as restructurings, acquisitions, mergers, takeovers, tender offers or exchanges, or liquidations. Such corporate events may not be completed as initially planned or may fail.
Derivatives Risk
Derivatives are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate or index. The various derivative instruments that the Portfolio may use are referenced under “Characteristics and Risks of Securities and Investment Techniques—Derivatives” in this prospectus and described in more detail under “Investment Objectives and Policies” in the Statement of Additional Information. The Portfolio typically uses derivatives as a substitute for taking a position in the underlying asset and/ or as part of a strategy designed to reduce exposure to other risks, such as interest rate or currency risk. The Portfolio may also use derivatives for leverage, in which case their use would involve leveraging risk. The Portfolio’s use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to a number of risks described elsewhere in this section, such as liquidity risk, market risk, credit risk and management risk. They also involve the risk of mispricing or improper valuation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. If the Portfolio invests in a derivative instrument, it could lose more than the principal amount invested. Also, suitable derivative

Principal Investment Risks
Mutual Global Discovery Securities Fund (Replaced Fund)	PIMCO EqS Pathfinder PortfolioTM (Replacement Fund)

transactions may not be available in all circumstances and there can be no assurance that the Portfolio will engage in these transactions to reduce exposure to other risks when that would be beneficial.
Short Sale Risk
Short sales are subject to special risks. A short sale involves the sale by the Portfolio of a security that it does not own with the hope of purchasing the same security at a later date at a lower price. The Portfolio may also enter into a short position through a forward commitment or a short derivative position through a futures contract or swap agreement. If the price of the security or derivative has increased during this time, then the Portfolio will incur a loss equal to the increase in price from the time that the short sale was entered into plus any premiums and interest paid to the third party. Therefore, short sales involve the risk that losses may be exaggerated, potentially losing more money than the actual cost of the investment. Also, there is the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Portfolio.

III.           PROPOSED SUBSTITUTION

A.           The Substitution
Applicants hereby request the Commission’s approval to effect the substitution of shares of the Replacement Fund for shares of the Replaced Fund as follows:

•	Institutional Class shares of the PIMCO EqS Pathfinder Portfolio for Class 1 shares of the Mutual Global Discovery Securities Fund; and

•	Advisor Class shares of the PIMCO EqS Pathfinder Portfolio for Class 2 shares of the Mutual Global Discovery Securities Fund.

B.           Implementation of the Substitution
Applicants will effect the Substitution as soon as practicable following the issuance of the requested order. At the close of business on the Substitution Date, Allianz Life and Allianz NY will each redeem shares of the Replaced Fund held by their Separate Accounts in-kind or in cash, or a combination thereof, and apply the proceeds of such redemptions to the purchase of shares of the Replacement Fund.  Thus, after the Substitution, each subaccount of the Separate Accounts previously holding shares of the Replaced Fund will hold shares of the Replacement Fund.
Redemption requests and purchase orders will be placed simultaneously so that redemption of Replaced Fund shares and purchase of Replacement Fund shares will both occur at the price for such shares computed as of the close of business on the Substitution Date in a manner consistent with Rule 22c-1 under the 1940 Act. As a result, the full net asset value of the Replaced Fund shares held by the Separate Account Applicants will be reflected in the contract owners’ contract values following the Substitution, without reduction for brokerage or other such fees or charges. All expenses incurred in connection with the Substitution, including legal, accounting, transactional, and other fees and expenses, including brokerage commissions, will be paid by Allianz Life, Allianz NY or the manager of the Replacement Fund. Accordingly, contract value attributable to contract owners then invested in the Replaced Fund will remain fully invested at all times, and the Substitution will take place at relative net asset value with no change in the amount of any contract owner’s contract value, death benefit, or in the dollar value of his or her investment in the applicable Separate Account.
Prior to the Substitution, it is expected that the manager of the Replaced Fund will continue to manage the Replaced Fund’s portfolio securities in accordance with the investment objective, principal investment strategies, and risks stated in the Replaced Fund’s prospectus.
Affected contract owners will not incur any fees or charges in connection with the Substitution so that the net asset value of redeemed shares of the Replaced Fund held by the Separate Account Applicants will be reflected in the contract owners’ contract values following the Substitution. Moreover, neither the obligations of the respective Insurance Company Applicants under the Contracts nor the rights of contract owners will be altered in any way by the Substitution. The Substitution will not impose any tax liability or have any adverse tax consequences on contract owners. The Substitution will not cause Contract fees and charges currently being paid by existing owners of Contracts to be greater after the Substitution than they were before the Substitution. For a period of at least 30 days following the Substitution, neither Allianz Life nor Allianz NY will exercise any right it may have under the

Contracts to impose restrictions on transfers, except pursuant to any Investment Option allocation restrictions under the Contracts.2
The Insurance Company Applicants represent that PIMCO and the Replacement Fund will enter into a written contract whereby during the 24 months following the Substitution Date, the annualized total net operating expenses, net of any acquired fund fees and expenses, of the Replacement Fund (taking into account applicable fee waivers and expense reimbursements) will not exceed the total net operating expenses, net of any acquired fund fees and expenses, of the Replaced Fund for the fiscal year ended December 31, 2009. In addition, for the 24 months following the Substitution Date, the Insurance Company Applicants will not increase asset-based fees and charges for the Contracts outstanding on the Substitution Date.3 Thereafter, expenses for the Replacement Fund will vary from year to year and may exceed those of the Replaced Fund.
Contract owners will be notified of the Application by means of a Notice of Substitution stating that the Applicants filed the initial application and seek approval for the Substitution. The Notice of Substitution will set forth the anticipated Substitution Date and advise affected contract owners that on the Substitution Date contract values allocated to subaccounts investing in shares of the Replaced Fund will be transferred to subaccounts investing in shares of the Replacement Fund, without charge (including sales charges or surrender charges) and without being counted toward the number of transfers that may be permitted without charge.
The Notice of Substitution also will state that, from the date of the Notice through the date 30 days after the Substitution (the “Free Transfer Period”), the respective Insurance Company Applicants will allow the affected contract owners to make one transfer of contract value held in each subaccount investing in the Replaced Fund (before the Substitution) or Replacement Fund (after the Substitution) to one or more Investment Options available pursuant to the Contracts, subject to any Investment Option allocation restrictions under their Contract, without charge and without assessing transfer fees. Such a transfer will not be counted as a transfer request under any contractual provisions of the Contracts that limit the number of transfers that may be made without charge. Further,

2 One exception to this would be restrictions that Allianz Life or Allianz NY may impose to deter or prevent “market timing” activities by owners of Contracts or their agents.

3 The Insurance Company Applicants note that charges for certain optional living benefit riders may increase. Any such increases would be in accordance with the terms and conditions of the rider and subject to certain limitations, as disclosed in the Contract prospectus, and would be unrelated to any substitution.

prior to the Substitution, all affected contract owners will receive a copy of the most recent prospectus for the Replacement Fund.
Within five days following the Substitution, the Insurance Company Applicants will send a Post-Substitution notice to affected contract owners stating that the Substitution was carried out and reiterating the information set forth in the Notice, including a reminder that the Free Transfer Period will continue through the date 30 days after the Substitution.

IV.           APPLICABLE LAW AND REQUESTED ORDER

A.           Section 26(c)

Section 26(c) of the 1940 Act provides as follows:

It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.4

Section 26(c) of the 1940 Act was enacted as part of the Investment Company Act Amendments of 1970. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted security,5 recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust be received prior to receiving approval of the Commission.6

4 The Commission has interpreted Section 26(c) (formerly Section 26(b)) to apply to “a substitution of securities in any subaccount of a registered separate account.” Adoption of Permanent Exemption from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, SEC Rel. No. IC-12678 (Sept. 21, 1982). The proscription of Section 26(c) is addressed to the depositor (here, the Insurance Company Applicants) and not the unit investment trusts (here, the Separate Account Applicants) for which the depositor serves. Nevertheless, as the Commission is aware, orders have historically been granted under Section 26(c) in the name of the depositor and the separate account. Accordingly, Applicants here include the Separate Account Applicants.

5 In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts that previously had been scrutinized under Section 11 of the 1940 Act. See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Sess. 337 (1966).

6 Id.

Congress responded to the Commission’s concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by unit investment trusts. As the legislative history makes clear, Congress intended Section 26(c) to provide Commission scrutiny of proposed substitutions that could otherwise, in effect, force shareholders dissatisfied with the substituted security to redeem their shares, thereby possibly incurring either a loss of the sales load deducted from initial purchase payments, an additional sales load upon reinvestment of the proceeds of redemption, or both.7 The section-by-section analysis states in pertinent part:

The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for [Commission] approval of the substitution. The [Commission] would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the act.8

The Insurance Company Applicants note that Section 26(c) would not appear to have been designed to prohibit transactions like the Substitution, in which a number of customer protections are provided, including the fact that the applicable unit investment trusts (the Separate Account Applicants) offer at least 52 Investment Options for Contracts that are currently offered for sale and at least 28 Investment Options for all other Contracts. Moreover, as discussed above, the design of the Contracts includes a number of features that provide adequate protection to contract owners, such that the protections of Section 26(c) appear unnecessary. However, recognizing that interpretations of Section 26(c) may vary, the Applicants, out of an abundance of caution, have filed this Application requesting an order from the Commission pursuant to Section 26(c) approving the proposed Substitution.9

7 Id.

8 S. Rep. No. 184, 91st Cong., 1st Sess. 41 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4936.

9 While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of a single issuer, the Commission has interpreted Section 26(c) to apply to “a substitution of securities in any subaccount of a registered separate account.” Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Inv. Co. Act Rel. No. 12678 (Sept. 21, 1982) (emphasis added).

B.           Purposes, Terms and Conditions of the Substitution Under the Standards of Section 26(c)

1.           Purposes

The purposes, terms, and conditions of the Substitution are consistent with the principles and purposes of Section 26(c) and do not entail any of the abuses that Section 26(c) is designed to prevent. Contract owners will not be assessed charges in connection with the Substitution and their annual fund net total operating expenses are expected to remain the same or decrease. In addition, to the extent a contract owner does not wish to participate in the Substitution, he or she is free to make one transfer to any other option available under the relevant Contract at any time prior to the date of the Substitution or during the 30-day period following the date of the Substitution without any transfer fee and without that transfer counting as a transfer request under any contractual provisions of the Contracts that limit the number of transfers that may be made without charge. Moreover, the Contracts have features that provide adequate protection to contract owners. These features include:

•	a significant number of different Investment Options;

•	Investment Options that are reasonably diversified;

•	Investment Options that are reasonably seasoned;

•	reasonable transferability between Investment Options;

•	investment choices that include an option that is intended to reduce or eliminate fluctuation of principal; and

•	reasonable liquidity in the form of free partial withdrawal rights.

In addition, contract owners will be substituted into the Replacement Fund whose investment objective, principal investment strategies and principal investment risks will be substantially similar to those of the Replaced Fund, with net total operating expenses that are anticipated to be equal to or less than those of the Replaced Fund after applicable fee waivers and expense reimbursements. Like the Class 1 shares of the Replaced Fund which are not assessed a 12b-1 fee, the corresponding Institutional Class shares of the Replacement Fund will not be assessed a 12b-1 fee.

The following chart summarizes the similarities and differences between the Replaced Fund and the Replacement Fund:

	Mutual Global Discovery Securities Fund	PIMCO EqS Pathfinder PortfolioTM
Net Total Operating Expenses (12/31/2009)	1.06% (Class 1) 1.31% (Class 2)	0.97% (Institutional Class) 1.22% (Advisor Class)
Investment Objectives	Capital appreciation	Capital Appreciation
Principal Investment Strategies (summary)
Under normal market conditions, the Fund invests primarily in equity securities (including securities convertible into, or that the manager expects to be exchanged for, common or preferred stock) of U.S. and foreign companies that the manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value). Following this value-oriented strategy, the Fund invests primarily in undervalued securities (securities trading at a discount to intrinsic value).

The Portfolio seeks to achieve its investment objective by investing under normal circumstances in equity securities, including common and preferred stock (and securities convertible into, or that PIMCO expects to be exchanged for, common or preferred stock), of issuers that PIMCO believes are undervalued. The Portfolio’s bottom-up value investment style attempts to identify securities that are undervalued by the market in comparison to PIMCO’s own determination of the company’s value, taking into account criteria such as asset value, book value and cash flow and earnings estimates.

Principal Investment Risks	Stocks; Value Style Investing; Risk Arbitrage Securities and Distressed Companies; Foreign Securities; Smaller and Midsize Companies; Derivative Instruments; Management
Equity Risk; Value Investing Risk; Foreign (non-U.S.) Investment Risk; Emerging Markets Risk; Market Risk; Issuer Risk; Interest Rate Risk; Credit Risk; High Yield and Distressed Company Risk; Currency Risk; Liquidity Risk; Leveraging Risk; Management Risk; Small-Cap and Mid-Cap Company Risk; Arbitrage Risk; Derivatives Risk; Short Sale Risk

Investment Adviser	Franklin Mutual Advisers, LLC	PIMCO
Total Annual Return for period ended December 31, 2009
Class 1 / Institutional Class	23.63%	N/A(1)
Class 2 / Advisor Class	23.31%	N/A(1)

	Mutual Global Discovery Securities Fund	PIMCO EqS Pathfinder PortfolioTM
Assets Under Management at Dec. 31, 2009 Class 1 Class 2	$86.8 million(2) $1.3 billion(2)	N/A(1) N/A(1)

(1)	PIMCO EqS Pathfinder Portfolio commenced operations on April 14, 2010.

(2)	Assets held in the Separate Accounts on December 31, 2009, were $86.6 million for Class 1 shares and $467.9 million for Class 2 shares.

For a period of 24 months from the date of the Substitution, the PIMCO EqS Pathfinder Portfolio will be subject to an expense cap limiting the Net Total Operating Expenses for the PIMCO EqS Pathfinder Portfolio to an amount not to exceed the Net Total Operating Expenses of the Mutual Global Discovery Securities Fund for the fiscal year ended December 31, 2009. Owners of Contracts who are beneficial shareholders of the Mutual Global Discovery Securities Fund will be provided with appropriate Notice of the Substitution and Free Transfer Period. No 12b-1 fees are assessed to Class 1 shares of the Replaced Fund or the Institutional Class shares of the Replacement Fund. Identical 12b-1 fees of 0.25% of average daily net assets are assessed to Class 2 shares of the Replaced Fund and the Advisor Class shares of the Replacement Fund.
The investment objectives are the same and the investment strategies are substantially the same for both Funds; both primarily invest in equity securities, including common and preferred stock, of issuers that the manager believes are undervalued. The risks listed are similar for both Funds and are consistent with the risks generally applicable to the types of securities (such as value-oriented equity securities, arbitrage securities and distressed companies and foreign securities) in which both funds invest.
In addition to identical investment objectives and substantially similar principal investment strategies and risks, as well as anticipated equal or lower net total operating expenses, the advisory services that are provided to the Replacement Fund by its investment adviser are comparable to the types of advisory services provided to the Replaced Fund by its investment adviser.
Thus, the Applicants will provide contract owners with an investment vehicle following the Substitution that will be substantially the same as that offered prior to the Substitution.

           2.           Terms and Conditions

Applicants submit that the Substitution does not present the type of costly forced redemption or other harms that Section 26(c) was intended to guard against and is consistent with the protection of investors and the purposes fairly intended by the 1940 Act. As noted above, the Substitution is consistent with contract owners’ objectives and risk expectations because the investment objective, principal investment strategies and risks of the Replacement Fund are substantially similar to those of the Replaced Fund. In addition, the net total operating expenses of the Replacement Fund are anticipated to be equal to or less than those of the Replaced Fund, after applicable fee waivers and expense reimbursements that will be in place for the Replacement Fund for a period of 24 months following the Substitution.
As noted above, the Contracts contain features that provide adequate protection to contract owners in the event of a substitution. Moreover, the Substitution will be subject to the following terms and conditions:
(1)
a contract owner may request that his or her contract value be reallocated to another Investment Option, subject to any Investment Option allocation restrictions under their Contract, at any time during the Free Transfer Period without charge. The Free Transfer Period provides sufficient time for contract owners to reconsider their Investment Options;

(2)	the Substitution will be at the net asset value of the respective shares, without the imposition of any transfer, brokerage or similar charge;

(3)
neither the contract owners, the Replaced Fund, nor the Replacement Fund will bear any costs of the Substitution, and all legal, accounting, and transactional costs and any brokerage or other costs incurred in the Substitution will be paid by the Insurance Company Applicants or the manager of the Replacement Fund, and accordingly, the Substitution will have no impact on the contract owners’ contract values;

(4)	the Substitution will in no way alter the contractual obligations of the Insurance Company Applicants or the rights and privileges of contract owners under the Contracts; and

(5)	the Substitution will in no way alter the tax benefits to contract owners.

The Applicants, on the basis of the facts and circumstances described herein, have determined that it is in the best interests of contract owners to substitute shares of the Replaced Fund with shares of the Replacement Fund. The terms and conditions of the proposed Substitution are generally consistent with the terms and conditions provided for under other substitution plans that the Commission has approved by order.10
3.           Request for an Order
Applicants request an Order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Substitution on the terms set forth in this Application. Applicants believe, for all of the reasons stated above, that the Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
C.           Section 17(a)
The Section 17 Applicants also request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit Allianz Life and

10See, e.g., AXA Equitable Life Insurance Company, et al., 1940 Act Rel. No. 29372 (July 29, 2010) (Order), File No. 812-13686; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 29211 (April 20, 2010) (Order), File No. 812-13700; Integrity Life Insurance Company, et al., 1940 Act Rel. No. 29204 (April 7, 2010) (Order), File No. 812-13690; Nationwide Life Insurance Company, et al., 1940 Act Rel. No. 28815 (July 8, 2009) (Order), File No. 812-13495; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 28699 (April 20, 2009) (Order), File No. 812-13588; Sun Life Assurance Company of Canada (U.S.), et al., 1940 Act Rel. No. 28607 (Jan. 22, 2009) (Order), File No. 812-13402; RiverSource Life Insurance Company, et al., 1940 Act Rel. No. 28575 (Dec. 30, 2008) (Order), File No. 812-13492; Allianz Life Insurance Company of North America, et al., 1940 Act Rel. No. 28521 (Dec. 25, 2008) (Order), File No. 812-13474; Allianz Life Insurance Company of North America, et al., 1940 Act Rel. No. 28384 (Sep. 19, 2008) (Order), File No. 812-13451; The Penn Mutual Life Insurance Company, et al., 1940 Act Rel. No. 28342 (July 25, 2008) (Order), File No. 812-13401; ING USA Annuity and Life Insurance Company et al., 1940 Act Rel. No. 28285 (May 29, 2008) (Order), File No. 812-13466; Family Life Insurance Company et al., 1940 Act Rel. No. 28237 (April 16, 2008) (Order), File No. 812-13445; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 28236 (April 16, 2008) (Order), File No. 812-13439; Jefferson National Life Insurance Company, et al., 1940 Act Rel. No. 27813 (April 30, 2007) (Order), File No. 812-13342; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 27810 (April 30, 2007) (Order), File No. 812-13347; John Hancock Life Insurance Company (U.S.A.), et al., 1940 Act Rel. No. 27781 (April 16, 2007) (Order), File No. 812-13318; Integrity Life Insurance Company, et al., 1940 Act Rel. No. 27738 (Feb. 23, 2007) (Order), File No. 812-13321; Sun Life Assurance Company of Canada (U.S.), et al., 1940 Act Rel. No. 27688 (Jan. 25, 2007) (Order), File No. 812-13282; ING USA Annuity & Life Insurance Company, et al., 1940 Act Rel. No. 27052 (Aug. 30, 2005) (Order), File No. 812-13148; GE Life and Annuity Assurance Company, et al., 1940 Act Rel. No. 26988 (July 13, 2005) (Order), File No. 812-13127; Business Men's Assurance Company of America, et al., 1940 Act Rel. No. 26987 (July 13, 2005) (Order), File No. 812-13170; John Hancock Life Insurance Company, et al., 1940 Act Rel. No. 26865 (April 29, 2005) (Order), File No. 812-13129; John Hancock Life Insurance Company (U.S.A.), et al., 1940 Act Rel. No. 26864 (April 29, 2005) (Order), File No. 812-13130; Metlife Investors Insurance Company, et al., 1940 Act Rel. No. 26863 (April 29, 2005) (Order), File No. 812-13158.

Allianz NY to carry out the Substitution by redeeming shares of the Replaced Fund in kind and using such proceeds to purchase shares of the Replacement Fund.

Section 17(a)(1) of the 1940 Act prohibits any affiliated person of a registered investment company, or an affiliated person of an affiliated person, acting as principal, from selling any security or other property to such registered investment company. Section 17(a)(2) of the 1940 Act prohibits any of the persons described above, acting as principal, from purchasing any security or other property from such registered investment company. Section 2(a)(3) of the 1940 Act defines the term “affiliated person” of another person in relevant part as:
(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Applicants may be considered affiliates of the Replacement Fund based upon the definition of “affiliated person” in Section 2(a)(3) of the 1940 Act. Shares of the Replacement Fund are held by the Separate Accounts. Because shares held by a separate account of an insurance company are legally owned by the insurance company, Allianz Life and Allianz NY and their affiliates collectively own of record shares of the Replacement Fund. Further, PIMCO, which is an affiliated person of the Replacement Fund by virtue of Section 2(a)(3)(E) of the 1940 Act, is, like Allianz Life and Allianz NY, a wholly owned subsidiary of Allianz SE. For these reasons, the Replacement Fund is arguably under the control of Allianz Life and Allianz NY notwithstanding the fact that contract owners may be considered the beneficial owners of those shares held in the Separate Accounts. If the Replacement Fund is under the control of Allianz Life and Allianz NY, then each of Allianz Life and Allianz NY, or any person controlling Allianz Life and Allianz NY, or any person under common control with Allianz Life and Allianz NY, is an affiliated person of the Replacement Fund. Similarly, if the Replacement Fund is under the control of Allianz Life and Allianz NY, then the Replacement Fund is a affiliated person of Allianz Life and Allianz NY, and of any persons that control Allianz Life and Allianz NY or are under common control with Allianz Life and Allianz NY.
At the close of business on the Substitution Date, the Insurance Company Applicants will redeem shares of the Replaced Fund either in-kind or in cash, or a combination thereof, and use the proceeds of such redemptions to purchase shares of the Replacement Fund, with each subaccount of the applicable Separate Account investing the proceeds of its redemption from the Replaced Fund in the Replacement Fund. Thus, the proposed transactions may involve a transfer of portfolio securities by the Replaced Fund to Allianz Life and Allianz NY. Immediately thereafter, Allianz Life and Allianz NY would purchase shares of the Replacement Fund with the portfolio securities and/or cash received from the Replaced Fund. This aspect of the Substitution may be deemed to involve one or more sales by Allianz Life or Allianz NY of securities or other property to the Replacement Fund, and could therefore be viewed as being prohibited by Section 17(a). Accordingly, the Section 17 Applicants seek relief from Section 17(a) for the in-kind purchases and sales of the Replacement Fund shares.11
1.           Reasonableness and Fairness
Any in-kind redemptions and purchases for purposes of the Substitution will be effected in a manner consistent with the investment objectives and strategies of the Replaced Fund and the Replacement Fund. The investment adviser to the Replacement Fund will review the securities holdings of the Replaced Fund and determine which of the Replaced Fund’s portfolio holdings would be suitable investments for the Replacement Fund in the overall context of the Replacement Fund’s investment objective and strategies and consistent with its management of the Replacement Fund, and will accept only those securities as consideration for shares that it would have acquired for each such Fund in a cash transaction. The Section 17 Applicants submit that these portfolio securities will be of the type and quality that the Replacement Fund would have acquired with the proceeds from share sales had the shares been sold for cash.
The Section 17 Applicants state that any securities to be paid out as redemption proceeds and subsequently contributed to the Replacement Fund to effect the contemplated in-kind purchases of shares will be valued based on valuation procedures adopted by the board of the PIMCO EqS VIT. The redeeming and purchasing values will be the same. Consistent with Rule 17a-7(d) under the 1940 Act, no brokerage commissions, fees, or other remuneration will be paid by the Replaced Fund or the Replacement Fund in connection with the in-kind transactions. If PIMCO declines to accept particular portfolio securities of the Replaced Fund for purchase in-kind of shares of the

11 The Section 17 Applicants do not believe that the redemption of shares of the Replaced Fund in connection with the Substitution would involve a transaction with a registered investment company of which it is an affiliated person. The redemption of shares of the Replaced Fund will be carried out in accordance with the Signature Financial Group no-action letter (publicly available December 28, 1999).

Replacement Fund, those positions will be liquidated by the Replaced Fund and shares of the Replacement Fund will be purchased with cash.
2.           Section 17(b) Standards
Section 17(b) of the 1940 Act provides that the Commission may, upon application, grant an order exempting any transaction from the prohibitions of Section 17(a) if the evidence establishes that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and records found under the 1940 Act; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.
(a)           Terms of Substitution Are Reasonable and Fair
The Section 17 Applicants submit that the terms of the Substitution, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned principally because the transactions will conform with all but one of the conditions enumerated in Rule 17a-7 under the 1940 Act. The use of in-kind transactions will not cause contract owner interests to be diluted. The proposed transactions will take place at relative net asset value in conformity with the requirements of Section 22(c) of the 1940 Act and Rule 22c-1 thereunder with no change in the amount of any contract owner’s contract value or death benefit or in the dollar value of his or her investment in any of the Separate Accounts. The proposed transactions cannot be effected at a price that is disadvantageous to either the Replaced Fund or the Replacement Fund. Contract owners will not suffer any adverse tax consequences as a result of the Substitution. Fees and charges under the Contracts will not increase because of the Substitution. Even though they may not rely on Rule 17a-7 under the 1940 Act, the Section 17 Applicants submit that the Rule's conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.
The board of the PIMCO EqS VIT has adopted procedures, as required by paragraph (e)(1) of Rule 17a-7 under the 1940 Act, pursuant to which the Replacement Fund may purchase and sell securities to and from its affiliates. The Section 17 Applicants will carry out the proposed in-kind purchases in conformity with all of the conditions of Rule 17a-7 and the Replacement Fund’s policies and procedures relating to Rule 17a-7, except that the consideration paid for the securities being purchased or sold may not be entirely cash, and the board of the PIMCO EqS VIT will not separately review each portfolio security purchased by the Replacement Fund. Nevertheless, the circumstances surrounding the proposed Substitution will be such as to offer to the Replacement Fund the same degree of protection from overreaching that Rule 17a-7 provides to the Replacement Fund generally in connection with its purchase and sale of securities under that Rule in the ordinary course of its business. In particular, Allianz Life and Allianz NY (or any of their affiliates) cannot effect the proposed transactions at a price that is disadvantageous to the Replacement Fund. Although the transactions may not be entirely for cash, each will be effected based upon (1) the independent market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of each Fund involved valued in accordance with the procedures disclosed in its respective registration statement and as required by Rule 22c-1 under the 1940 Act. No brokerage commission, fee, or other remuneration will be paid to any party in connection with the proposed transactions. PIMCO will conduct its review of the transactions in the same manner that a board of directors would normally follow in accordance with Rule 17a-7.
The proposed transactions also are reasonable and fair in that they will be effected in a manner consistent with the public interest and the protection of investors. Contract owners will be fully informed of the terms of the Substitution and they will be provided a prospectus for the Replacement Fund. In addition, contract owners will have the opportunity to make a free transfer from the Replacement Fund to any other available Investment Option offered under their Contract, subject to any Investment Option allocation restrictions under their Contract, during the Free Transfer Period.

(b)	The Substitution is Consistent with Policies of Each Registered Investment Company

The Section 17 Applicants also submit that the Substitution is consistent with the policies of the Replaced Fund and the Replacment Fund as recited in the current registration statement and reports filed under the 1940 Act.
(c)	Proposed Substitution is Consistent with General Purposes of 1940 Act

In addition, the Section 17 Applicants submit that the proposed Substitution is consistent with the general purposes of the 1940 Act as stated in the Findings and Declaration of Policy in Section 1 of the 1940 Act. The proposed transactions do not present any of the conditions or abuses that the 1940 Act was designed to prevent.

Securities to be paid out as redemption proceeds from the Replaced Fund and subsequently contributed to the Replacement Fund to effect the contemplated in-kind purchases of shares will be valued in accordance with the requirements of Rule 17a-7. Therefore, there will be no change in value to any contract owner as a result of the Substitution. The Commission has granted relief to others based on similar facts.12
3.           Request for an Order
The Section 17 Applicants request an Order of the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the Substitution through in-kind purchases and sales of shares of the Replacement Fund as described in this Application. For all the reasons stated above, the Section 17 Applicants submit that the terms of the proposed in-kind sale and purchase, including the consideration to be paid or received, are reasonable and fair to contract owners and do not involve overreaching on the part of any person. Furthermore, the proposed in-kind sale and purchase of shares is appropriate in the public interest and with the policies of each Fund and the general purposes of the 1940 Act. The Section 17 Applicants acknowledge that reliance on the requested order, if granted, depends on compliance with all of the representations and conditions set forth in this Application.

12 See, e.g., AXA Equitable Life Insurance Company, et al., 1940 Act Rel. No. 29372 (July 29, 2010) (Order), File No. 812-13686; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 29211 (April 20, 2010) (Order), File No. 812-13700; Nationwide Life Insurance Company, et al., 1940 Act Rel. No. 28815 (July 8, 2009) (Order), File No. 812-13495; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 28699 (April 20, 2009) (Order), File No. 812-13588; Sun Life Assurance Company of Canada (U.S.), et al., 1940 Act Rel. No. 28607 (Jan. 22, 2009) (Order), File No. 812-13402; RiverSource Life Insurance Company, et al., 1940 Act Rel. No. 28575 (Dec. 30, 2008) (Order), File No. 812-13492; Allianz Life Insurance Company of North America, et al., 1940 Act Rel. No. 28521 (Dec. 25, 2008) (Order), File No. 812-13474; Allianz Life Insurance Company of North America, et al., 1940 Act Rel. No. 28384 (Sep. 19, 2008) (Order), File No. 812-13451; The Penn Mutual Life Insurance Company, et al., 1940 Act Rel. No. 28342 (July 25, 2008) (Order), File No. 812-13401; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 28236 (April 16, 2008) (Order), File No. 812-13439; Jefferson National Life Insurance Company, et al., 1940 Act Rel. No. 28234 (April 3, 2008) (Order), File No. 812-13452;  MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 27810 (April 30, 2007) (Order), File No. 812-13347; Jefferson National Life Insurance Company, et al., 1940 Act Rel. No. 27813 (April 30, 2007) (Order), Sun Life Assurance Company of Canada (U.S.), et al., 1940 Act Rel. No. 27688 (Jan. 25, 2007) (Order), File No. 812-13282; File No. 812-13342; ING USA Annuity & Life Insurance Company, et al., 1940 Act Rel. No. 27052 (Aug. 30, 2005) (Order), File No. 812-13148; GE Life and Annuity Assurance Company, et al., 1940 Act Rel. No. 26988 (July 13, 2005) (Order), File No. 812-13127; Business Men's Assurance Company of America, et al., 1940 Act Rel. No. 26987 (July 13, 2005) (Order), File No. 812-13170; John Hancock Life Insurance Company, et al., 1940 Act Rel. No. 26865 (April 29, 2005) (Order), File No. 812-13129; John Hancock Life Insurance Company (U.S.A.), et al., 1940 Act Rel. No. 26864 (April 29, 2005) (Order), File No. 812-13130; Metlife Investors Insurance Company, et al., 1940 Act Rel. No. 26863 (April 29, 2005) (Order), File No. 812-13158.

V.           PROCEDURAL MATTERS

1.           Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants, including the Section 17 Applicants, state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.
2.           The Applicants, including the Section 17 Applicants, desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
3.           Statements of Authorization and Verifications required by Rule 0-2(d) with respect to the filing of this Application by the respective Applicants, including the Section 17 Applicants, are attached hereto.
4.           All requirements of the charter documents of each Applicant, including each Section 17 Applicant, have been complied with in connection with the execution and filing of this Application and each person signing the Application is fully authorized to do so.
5.           Pursuant to Rule 0-2(c), the Resolutions authorizing the officers of each Applicant, including each Section 17 Applicant, to sign and file the Application are attached hereto as Exhibits A, B and C. These resolutions remain in full force and effect and are hereby incorporated by reference.

APPENDIX A — Availability of the Replaced Fund Under Contracts Issued by the Applicants

Sponsor	Contract	Contract Currently Offered	Mutual Global Discovery Securities Fund, Class 1	Mutual Global Discovery Securities Fund, Class 2
Allianz Account A	Allianz ValueLife*	No	Yes	No
Allianz Account A	USAllianz LifeFund*	No	No	Yes
Allianz Account A	Valuemark Life*	No	Yes	No
Allianz Account B	Allianz Alterity	No	No	Yes
Allianz Account B	Allianz Connections	No	No	No
Allianz Account B	Allianz Custom Income*	No	No	No
Allianz Account B	Allianz Elite*	No	No	No
Allianz Account B	Allianz High Five	No	No	Yes
Allianz Account B	Allianz High Five Bonus*	No	No	Yes
Allianz Account B	Allianz High Five L	No	No	Yes
Allianz Account B	Allianz Rewards	No	No	Yes
Allianz Account B	Allianz Vision	Yes	No	No
Allianz Account B	USAllianz Charter*	No	No	Yes
Allianz Account B	USAllianz Charter II*	No	No	Yes
Allianz Account B	USAllianz Dimensions*	No	No	Yes
Allianz Account B	Valuemark II	No	Yes	No
Allianz Account B	Valuemark III*	No	Yes	No
Allianz Account B	Valuemark Income Plus*	No	Yes	No
Allianz Account B	Valuemark IV	No	Yes	No
Allianz Account C	Allianz Advantage NY*	No	No	Yes
Allianz Account C	Allianz Charter II NY*	No	No	Yes
Allianz Account C	Allianz High Five NY*	No	No	No
Allianz Account C	Allianz Opportunity NY*	No	No	Yes
Allianz Account C	Valuemark II NY*	No	Yes	No
Allianz Account C	Valuemark IV NY*	No	Yes	No
Allianz Account C	Allianz Vision NY	Yes	No	No

* Older Contract which is no longer offered for sale and for which the registration statement is not currently effective.

AUTHORIZATIONS AND SIGNATURES

The making of this Application on behalf of Allianz Life Insurance Company of North America (“Allianz Life”), Allianz Life Variable Account A (“Allianz Account A”), and Allianz Life Variable Account B (“Allianz Account B”) has been authorized by the Board of Directors of Allianz Life by the appropriate action duly taken as of October 28, 2008, with respect to Allianz Life, Allianz Account A, and Allianz Account B. Certified copies of these resolutions are attached as Exhibit A to this application.
IN WITNESS WHEREOF, Allianz Life, Allianz Account A and Allianz Account B have caused this Application to be duly signed on their behalf in the City of Golden Valley, State of Minnesota, on the 9th day of September, 2010.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

By: /s/ Jeffrey W. Kletti                                                  By: /s/ John O. Esch

Name: Jeffrey W. Kletti                                                   Name: John O. Esch

Title: Vice President, Investments                                Title: Vice President, Actuarial Profit & Risk

ALLIANZ LIFE VARIABLE ACCOUNT A

By: /s/ Jeffrey W. Kletti                                                   By: /s/ John O. Esch

Name: Jeffrey W. Kletti                                                   Name: John O. Esch

Title: Vice President, Investments                                 Title: Vice President, Actuarial Profit & Risk

Allianz Life Insurance Company of North America     Allianz Life Insurance Company of North America

ALLIANZ LIFE VARIABLE ACCOUNT B

By: /s/ Jeffrey W. Kletti                                                   By: /s/ John O. Esch

Name: Jeffrey W. Kletti                                                   Name: John O. Esch

Title: Vice President, Investments                                 Title: Vice President, Actuarial Profit & Risk

Allianz Life Insurance Company of North America     Allianz Life Insurance Company of North America

VERIFICATION

CITY OF GOLDEN VALLEY                                                      :

:           ss:

STATE OF MINNESOTA                                                      :

The undersigned being duly sworn, deposes and says that he has executed the attached Application, dated September 9, 2010, for and on behalf of Allianz Life Insurance Company of North America, Allianz Life Variable Account A, and Allianz Life Variable Account B; that he is Vice President, Investments of Allianz Life Insurance Company of North America; and that all action by directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jeffrey W. Kletti
Name: Jeffrey W. Kletti

Subscribed and sworn to

before me, a Notary Public,

this 9th day of September, 2010

/s/ Gary K. Hall

Notary Public State of Minnesota

My Commission Expires: January 31, 2011

CITY OF GOLDEN VALLEY               :

:           ss:

STATE OF MINNESOTA                  :

The undersigned being duly sworn, deposes and says that he has executed the attached Application, dated September 9, 2010, for and on behalf of Allianz Life Insurance Company of North America, Allianz Life Variable Account A, and Allianz Life Variable Account B; that he is Vice President, Actuarial Profit & Risk of Allianz Life Insurance Company of North America; and that all action by directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John O. Esch
Name: John O. Esch

Subscribed and sworn to

before me, a Notary Public,

this 9th day of September, 2010

/s/ Gary K. Hall

Notary Public State of Minnesota

My Commission Expires: January 31, 2011

AUTHORIZATIONS AND SIGNATURES

The making of this Application on behalf of Allianz Life Insurance Company of New York (“Allianz NY”) and Allianz Life of NY Variable Account C (“Allianz Account C”), has been authorized by the Board of Directors of Allianz NY by the appropriate action duly taken as of November 13, 2008, Certified copies of these resolutions are attached to this application as Exhibit B.

IN WITNESS WHEREOF, Allianz NY and Allianz Account C have caused this Application to be duly signed on their behalf in the City of Golden Valley, State of Minnesota, on the 9th day of September, 2010.

ALLIANZ LIFE INSURANCE COMPANY
OF NEW YORK

By: /s/ Jeffrey W. Kletti                                                                        By: /s/ John O. Esch

Name: Jeffrey W. Kletti                                                                        Name: John O. Esch

Title: Vice President, Investment Management                               Title: Vice President, Appointed Actuary

ALLIANZ LIFE OF NY VARIABLE ACCOUNT C

By: /s/ Jeffrey W. Kletti                                                                        By: /s/ John O. Esch

Name: Jeffrey W. Kletti                                                                        Name: John O. Esch

Title: Vice President, Investment Management                               Title: Vice President, Appointed Actuary

Allianz Life Insurance Company of New York                                  Allianz Life Insurance Company of New York

VERIFICATION

CITY OF GOLDEN VALLEY               :

:           ss:

STATE OF MINNESOTA                  :

The undersigned being duly sworn, deposes and says that he has executed the attached Application, dated September 9, 2010, for and on behalf of Allianz Life Insurance Company of New York and Allianz Life of NY Variable Account C; that he is Vice President, Investment Management of Allianz Life Insurance Company of New York; and that all action by directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jeffrey W. Kletti

Name: Jeffrey W. Kletti

Subscribed and sworn to

before me, a Notary Public,

this 9th day of September, 2010

/s/ Gary K. Hall

Notary Public State of Minnesota

My Commission Expires: January 31, 2011

VERIFICATION

CITY OF GOLDEN VALLEY              :

:           ss:

STATE OF MINNESOTA                  :

The undersigned being duly sworn, deposes and says that he has executed the attached Application, dated September 9, 2010, for and on behalf of Allianz Life Insurance Company of New York and Allianz Life of NY Variable Account C; that he is Vice President, Appointed Actuary of Allianz Life Insurance Company of New York; and that all action by directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John O. Esch

Name: John O. Esch

Subscribed and sworn to

before me, a Notary Public,

this 9th day of September, 2010

/s/ Gary K. Hall

Notary Public State of Minnesota

My Commission Expires: January 31, 2011

AUTHORIZATIONS AND SIGNATURES

The making of this Application on behalf of the PIMCO Equity Series VIT (the “PIMCO EqS VIT”) has been authorized by the Board of Trustees of the PIMCO EqS VIT by the appropriate action duly taken as of August 16, 2010. Certified copies of these resolutions are attached to this application as Exhibit C.

IN WITNESS WHEREOF, the PIMCO EqS VIT has caused this Application to be duly signed on its behalf in the City of Newport Beach, State of California, on the 9th day of September, 2010.

PIMCO EQUITY SERIES VIT

By: /s/ Neel T. Kashkari

Name: Neel T. Kashkari

Title: President

VERIFICATION

CITY OF NEWPORT BEACH             :

:           ss:

STATE OF CALIFORNIA                  :

The undersigned being duly sworn, deposes and says that he has executed the attached Application, dated September 9, 2010, for and on behalf of the PIMCO Equity Series VIT; that he is the President of the PIMCO Equity Series VIT; and that all action by trustees and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Neel T. Kashkari

Name: Neel T. Kashkari

State of California                )
)
County of Orange                )

Subscribed and sworn to (or affirmed) before me on this 9th day of September, 2010, by Neel Kashkari, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

/s/ Jacqulyn Brooke Andersen-Taylor

My commission expires:  Aug.17, 2013

EXHIBIT INDEX
A.	Resolutions of Allianz Life Insurance Company of North America, Allianz Life Variable Account A and Allianz Life Variable Account B

B.	Resolutions of Allianz Life Insurance Company of New York and Allianz Life of NY Variable Account C

C.	Resolutions of the PIMCO Equity Series VIT

RESOLUTIONS OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA, ALLIANZ LIFE VARIABLE ACCOUNT A AND ALLIANZ LIFE VARIABLE ACCOUNT B

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
SECRETARY CERTIFICATE

I, the undersigned, do hereby certify that I am the duly elected and qualified Assistant Secretary of Allianz Life Insurance Company of North America, (the "Company"), a corporation organized under the laws of the State of Minnesota, and that the following is a true and correct copy of the resolutions passed on October 28, 2008.

WHEREAS, the Company develops and sells variable insurance products that are registered with the SEC as securities under the Securities Act of 1933 (the “1933 Act”) through separate accounts that are registered as investment companies under the Investment Company Act of 1940 (the “1940 Act”) and

WHEREAS, in the ordinary course of its business, the Company finds it necessary or desirable, from time to time, to file applications concerning its registered variable insurance products, the mutual funds that serve as investment options for such products, or the separate accounts with the SEC seeking orders of approval or exemption under the 1933 Act, the 1940 Act, and/or the Securities Exchange Act of 1934 in connection with provisions of such Acts and rules thereunder (the “Applications”);

RESOLVED, that the President and the Chief Investment Officer of the Company, and any Senior Vice President or Vice President of the Company responsible for the Company’s variable products and/or the investment options available through such variable products, be and hereby are authorized and directed to prepare and execute the Applications, and to file the Applications with the SEC on behalf of and in the name of the Company and Allianz Life Variable Account A and Allianz Life Variable Account B (and/or other separate accounts of the Company), and to take all other actions and make such other additional filings as they deem necessary and appropriate to effect the purposes that give rise to the need for the Applications;

RESOLVED FURTHER, that upon receiving from the SEC Orders of Approval and Orders of Exemption as a result of the Applications, the aforementioned officers of the Corporation are hereby authorized to effectuate the transactions and take the actions contemplated by the Applications;

RESOLVED FURTHER, that a report shall be submitted to the Board of Directors of the Company, at least two times per year at scheduled meetings, describing all Applications submitted pursuant to the authority granted by these resolutions and any actions taken in response to such Applications;

RESOLVED FURTHER, that the authority granted by these resolutions shall remain in effect until such time as it is revoked by a resolution duly adopted by the Board of Directors of the Company.

     IN TESTIMONY WHEREOF, I have hereunto set my hand and executed this Certificate on behalf of the Corporation this 9th day of September, 2010.

/s/ H. Bernt von Ohlen

H. Bernt von Ohlen
Assistant Secretary

STATE OF MINNESOTA
COUNTY OF HENNEPIN

On this 9th day of September, 2010, before me personally came H. Bernt von Ohlen, known to me to be the person described in and who executed the foregoing Certificate, who being duly sworn, did say that he is the Assistant Secretary of Allianz Life Insurance Company of North America, and in and on behalf of which the foregoing Certificate was made; that the statements contained in the foregoing Certificate are true in substance and in fact; that said Certificate was executed on behalf of said corporation by authority of its Board of Directors; and the said H. Bernt von Ohlen acknowledged that he executed the same as his free act and deed and acknowledged the same to be the free act and deed of said corporation.

/s/ Gary K. Hall

Notary Public State of Minnesota
My Commission Expires January 31, 2011

EXHIBIT B

RESOLUTIONS OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK AND ALLIANZ LIFE OF NY VARIABLE ACCOUNT C

ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
SECRETARY CERTIFICATE

I, the undersigned, do hereby certify that I am the duly elected and qualified Assistant Secretary of Allianz Life Insurance Company of New York, (the "Company"), a corporation organized under the laws of the State of New York, and that the following is a true and correct copy of the resolutions passed on November 13, 2008.

WHEREAS, the Company develops and sells variable insurance products that are registered with the U.S. Securities and Exchange Commission (the “SEC”) as securities under the Securities Act of 1933 (the “1933 Act”) through separate accounts that are registered as investment companies under the Investment Company Act of 1940 (the “1940 Act”) and

WHEREAS, in the ordinary course of its business, the Company finds it necessary or desirable, from time to time, to file applications concerning its registered variable insurance products, the mutual funds that serve as investment options for such products, or the separate accounts with the SEC seeking orders of approval or exemption under the 1933 Act, the 1940 Act, and/or the Securities Exchange Act of 1934 in connection with provisions of such Acts and rules there under (the “Applications”);

RESOLVED, that the President and Chief Investment Officer of the Company, and any Senior Vice President or Vice President of the Company responsible for the Company’s variable products and/or the investment options available through such variable products be and hereby are authorized and directed to prepare and execute the Applications, and to file the Applications with the SEC on behalf of and in the name of the Company and Allianz Life of New York Variable Account C (and/or other separate accounts of the Company), and to take all other actions and make such other additional filings as they deem necessary and appropriate to effect the purposes that give rise to the need for the Applications;

RESOLVED FURTHER, that upon receiving from the SEC Orders of Approval and Orders of Exemption as a result of the Applications, the aforementioned officers of the Company are hereby authorized to effectuate the transactions and take the actions contemplated by the Applications.

RESOLVED FURTHER, that a report shall be submitted to the board of directors of the Company, at least two times per year at scheduled meetings of the board, describing all Applications submitted pursuant to the authority granted by these resolutions and any actions taken in response to such Applications;

RESOLVED FURTHER, that the authority granted by these resolutions shall remain in effect until such time as it is revoked by a resolution duly adopted by the Board of Directors of the Company.

IN TESTIMONY WHEREOF, I have hereunto set my hand and executed this Certificate on behalf of the Corporation this 9th day of September, 2010.

/s/ H. Bernt von Ohlen

H. Bernt von Ohlen,
Assistant Secretary

STATE OF MINNESOTA
COUNTY OF HENNEPIN

On this 9th day of September, 2010, before me personally came H. Bernt von Ohlen, known to me to be the person described in and who executed the foregoing Certificate, who being duly sworn, did say that he is the Assistant Secretary of Allianz Life Insurance Company of New York, and in and on behalf of which the foregoing Certificate was made; that the statements contained in the foregoing Certificate are true in substance and in fact; that said Certificate was executed on behalf of said corporation by authority of its Board of Directors; and the said H. Bernt von Ohlen acknowledged that he executed the same as his free act and deed and acknowledged the same to be the free act and deed of said corporation.

/s/ Gary K. Hall

Notary Public State of Minnesota
My Commission Expires January 31, 2011

EXHIBIT C – RESOLUTIONS OF PIMCO EQUITY SERIES VIT

SECRETARY CERTIFICATE

OF

PIMCO EQUITY SERIES VIT

I, J. Stephen King, Jr., a duly elected and acting Secretary of PIMCO Equity Series VIT (the “PIMCO EqS VIT”), hereby certify that the written action set forth below was duly adopted by the Board of Trustees of the PIMCO EqS VIT effective August 16, 2010.

WHEREAS, the Trust acts as a mutual fund that underlies some of the investment sub-accounts for insurance companies, including Allianz Life Insurance Company of North America and its affiliates (collectively, the “Companies”);

WHEREAS, the Companies desire to substitute shares of an underlying mutual fund with shares of PIMCO EqS Pathfinder Portfolio (the “Substitution”);

WHEREAS, prior to effecting the Substitution, the Companies must obtain from the Securities and Exchange Commission (the “SEC”) an order of approval pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) (“Order of Approval”) and an order of exemption pursuant to Section 17(b) of the 1940 Act from Section 17(a) of the 1940 Act (“Order of Exemption”);

WHEREAS, the Companies plan to file with the SEC an application for an Order of Approval and an Order of Exemption as presented at the meeting (the “Application”), and the Trust has been asked to participate in such Application as a party requesting relief pursuant to Section 17(b) of the 1940 Act from Section 17(a) of the 1940 Act; therefore be it

RESOLVED, that the Application as presented at the meeting be, and it hereby is, approved, with such changes as are deemed appropriate and necessary by the proper officer of the Trust; and further

RESOLVED, that the proper officers of the Trust be, and they hereby are, authorized and directed to file the Application with the SEC on behalf of and in the name of the Trust, and to take all other actions and make such other additional filings as they deem necessary and appropriate to obtain the Order of Approval and Order of Exemption.

Date: September 9 2010

/s/ J. Stephen King, Jr.

J. Stephen King, Jr.
Vice President-Senior Counsel-Secretary